BAKER & MCKENZIE
東京青山・青木法律事務所

Tokyo Aoyama Aoki Law Office
Baker & McKenzie
Attorney at Foreign Law Office
Registered Associated Offices

The Prudential Tower
13-10, Nagatacho 2-chome
Chiyoda-ku, Tokyo 100-0014, Japan

Tel : +81 3 5157 2700
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www.bakernet.com

04045291

FILE No. 82-5078

September 24, 2004

VIA AIR MAIL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Funai Electric Co., Ltd.
Rule 12g-3(2)(b) Exemption Application

Dear Sirs:

Pursuant to Rule 12g-3(2)(b) under the Securities Exchange Act of 1934, we, as legal counsels to **Funai Electric Co., Ltd.** with respect to its international offering of shares, enclose herewith English translations of the documents which contents were announced by the Company:

- Notice of Stock Options (Stock Acquisition Rights) (dated August 5, 2004)
- Notice of Determination of the Particulars of the Issuance of Stock Options (Stock Acquisition Rights) (dated August 13, 2004)

Yours truly,

Ken Takahashi

Encl.
cc: Funai Electric Co., Ltd.
Daiwa Securities SB Capital Markets Europe Limited.
Sullivan & Cromwell, Tokyo (w/o documents)

(Translation)

Press Release **FUNAI**

August 5, 2004

Dear Sirs:

FUNAI ELECTRIC CO., LTD.

Name of the Representative: Tetsuro Funai
President and
Representative Director

(Code No. 6839; The 1st Sections of the Tokyo Stock Exchange and the Osaka Securities Exchange)

Person to contact: Mutsuo Takei
IR Department
(Tel: 072-870-4395)

Notice of Stock Options (Stock Acquisition Rights)

Notice is hereby given that Funai Electric Co., Ltd. (the "Company"), at the meeting of its Board of Directors held on August 5, 2004, resolved on the particulars of the issuance of stock acquisition rights to be issued as stock options pursuant to the provisions of Article 280-20 and Article 280-21 of the Commercial Code of Japan as approved at its 52nd Ordinary General Meeting of Shareholders, as described below.

The amount to be paid in upon exercise of a stock acquisition right and other undecided matters will be determined on August 13, 2004 on which the stock acquisition rights will be issued.

Description

1.	Date of issuance of stock acquisition rights:	August 13, 2004 (Friday) (expected)
2.	Total number of stock acquisition rights to be issued:	256 rights (100 shares per stock acquisition right)
3.	Issue price of a stock acquisition right:	Free of charge
4.	Class and number of shares to be issued upon exercise of stock acquisition rights:	25,600 shares of common stock of the Company
5.	Amount to be paid in upon exercise of stock acquisition rights:	Undecided
6.	Total amount of issue prices of shares to be issued upon exercise of stock acquisition rights:	Undecided

7.	Period for exercising stock acquisition rights:	August 1, 2006 through July 31, 2013; provided, however that if the last day of the period for exercising stock acquisition rights falls on a holiday of the Company, it shall be the business day immediately preceding thereto.
8.	Portion of the issue price of a share to be issued upon exercise of stock acquisition rights which shall be transferred to capital:	Undecided
9.	Matter concerning the transfer of stock acquisition rights:	Any transfer of stock acquisition rights shall be subject to the approval of the Board of Directors.
10.	Persons to be allocated stock acquisition rights:	Employees of the Company and its subsidiaries, totaling 21 persons.

[For reference]

(1)	Date of adoption of resolution by the Board of Directors of the proposition to be submitted to the Ordinary General Meeting of Shareholders:	May 12, 2004 (Wednesday)
(2)	Date of approval of the proposition at the Ordinary General Meeting of Shareholders:	June 24, 2004 (Thursday)

- END -

(Translation)

Press Release **FUNAI**

August 13, 2004

Dear Sirs:

FUNAI ELECTRIC CO., LTD.

Name of the Representative: Tetsuro Funai
President and
Representative Director

(Code No. 6839; The 1st Sections of the Tokyo Stock Exchange and the Osaka Securities Exchange)

Person to contact: Mutsuo Takei
IR Department
(Tel: 072-870-4395)

Notice of Determination of the Particulars of the Issuance of Stock Options (Stock Acquisition Rights)

Notice is hereby given that the particulars of the issuance of stock acquisition rights by Funai Electric Co., Ltd. (the "Company") as stock options which were resolved at the meeting of its Board of Directors held on August 5, 2004 but remained undecided were determined on the date hereof, as described below:

Description

1.	Date of issuance of stock acquisition rights:	August 13, 2004 (Friday)
2.	Amount to be paid in upon exercise of stock acquisition rights:	¥1,683,600 per stock acquisition right (¥16,836 per share)
3.	Total amount of issue prices of shares to be issued upon exercise of stock acquisition rights:	¥431,001,600
4.	Portion of the issue price of a share to be issued upon exercise of stock acquisition rights which shall be transferred to capital:	¥8,418 per share

[For reference]

(1)	Date of adoption of resolution by the Board of Directors of the proposition to be submitted to the Ordinary General Meeting of Shareholders:	May 12, 2004 (Wednesday)
(2)	Date of approval of the proposition at the Ordinary General Meeting of Shareholders:	June 24, 2004 (Thursday)

- END -